

Ivan Isakov · 3rd

CEO and Co-Founder at ClashTV
New York, New York, United States · 500+ connections ·
Contact info

 ClashTV Holdings, Inc.

 Columbia University -
Columbia Business School

Experience



CEO and Co-Founder
ClashTV Holdings, Inc.
May 2018 – Present · 2 yrs 11 mos
New York City

Interactive social video platform. Our mission at ClashTV is to greatly enhance digital video content with private chat groups, voting, betting, and live video debating to inspire and retain digital audiences.



Co-Owner and Chairman of the Board of Directors
MTV Networks Vostok
Jan 2016 – Present · 5 yrs 3 mos

Joint Venture with ViacomCBS operating 13 cable TV channels (including Paramount, Nickelodeon, Nick Jr., Spike, MTV, etc.)



Managing Principal
Crown Point Equity
Apr 2007 – Apr 2018 · 11 yrs 1 mo

Separate account investment program focused on international special situations.



Columbus Nova
14 yrs 4 mos

Special Situations
Apr 2007 – Apr 2018 · 11 yrs 1 mo
Greater New York City Area

Investing in Tech and Media businesses globally.

Partner, Head of Moscow Office
Jan 2004 – Apr 2007 · 3 yrs 4 mos

Multi-strategy private equity firm.



Senior Associate, Tech Investments
Advent International
Jul 2001 – Apr 2003 · 1 yr 10 mos

Global private equity firm.

Show 1 more experience ⌄

Education



Columbia University - Columbia Business School
MBA, Executive Program, Value Investing
2010 – 2012



Hamilton College
BA (Honors), Philosophy
1991 – 1995

Skills & endorsements

Private Equity · 29

 Endorsed by **Ross Goodhart and 1 other who is highly skilled at this**

Emerging Markets · 22

 Endorsed by **James Richard, who is highly skilled at this**

Financial Modeling · 12



Endorsed by **Ross Goodhart, who is highly skilled at this**

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Accomplishments

3 **Languages** ⌄
English • French • Russian

Interests

Crown Point Equity LLC
16 followers

Columbia Business School
133,749 followers

Hamilton Career Network
8,575 members

Columbus Nova LLC
738 followers

ClashTV
56 followers

Hamilton College
25,388 followers

See all